LINUX GOLD CORP.

AMENDED

MANAGEMENT DISCUSSION AND ANALYSIS

DATED SEPTEMBER 4, 2008

The following discussion of the results of operations of the Company for the last fiscal year ending February 29, 2008, and in comparison to the prior year, should be read in conjunction with the Company’s restated Audited Financial Statements and accompanying notes for the year ended February 29, 2008. All amounts are in Canadian dollars unless otherwise stated.

Overall Performance

The Company is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Alaska. The Company has a 50% interest in the Fish Creek property in Alaska, which is optioned to Teryl Resources Corp. (a related company), and the Company owns 12 State of Alaska mining claims (760 acres) located on the Dime Creek alluvial gold and platinum deposit.  The Company has additional interests in British Columbia and China.

As at February 29, 2008, the Company had a working capital deficit of $219,213 as compared to a working capital deficit of $651,053 at February 28, 2007. For the year ending February 29, 2008, the Company had a net loss of ($2,260,291) or $(0.03) per share as compared to a net loss of ($3,617,464) or $(0.05) per share for the year ended February 28, 2007.

Selected Annual Information

The following information is derived from our financial statements for each of the three most recently completed financial years:

	February 29, 2008	February 28, 2007 (restated)	February 28, 2006
Net sales or total revenues	$nil	$nil	$ nil
Net income or (loss) before discontinued items or extraordinary items - total - per share undiluted - per share diluted
	(2,260,291)	(3,617,464)	(810,105)
	(0.03)	(0.05)	(0.01)
	(0.03)	(0.05)	(0.01)
Net income or loss after discontinued operations - total - per share undiluted - per share diluted
	(2,260,291)	(3,571,183)	(810,605)
	(0.03)	(0.05)	(0.01)
	(0.03)	(0.05)	(0.01)
Total assets	328,923	737,873	669,057
Total long-term financial liabilities	$nil	$nil	$ nil
Cash dividends declared per share	$nil	$nil	$ nil

Results Of Operations

We have not received any revenue since our entry into the mineral exploration business.

Mining and Exploration Operations

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 state of Alaska mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, located in the Fairbanks Mining District in Alaska.  These claims are subject to an option agreement with Teryl Resources Corp., a company with common directors and officers.  Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest.  Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement. The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total). All mechanized exploration activity must be permitted by the Alaska Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers. Water can be withdrawn from Fish Creek to support exploration activities with oversight from the Alaska Department of Conservation. Currently, we are permitted to conduct exploration by drilling. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental  encumbrances to mining on the project. We currently hold a valid exploration permit on the project. Additional permits for future work will be acquired from the Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers on an as-needed basis.

The Fish Creek project is located 25 miles north of Fairbanks in an important mining district with permissive land status and excellent road access to the property.  Currently, there are only primitive trails developed within the property to access exploration sites. The project is located within metamorphic and plutonic host rocks that are similar in composition and age to rock units that contain commercially viable mineralization elsewhere in the Fairbanks Mining District. The property is also located on a drainage that was mined extensively for alluvial gold in the past both upstream and downstream of the Fish Creek project.  Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization, however, very widely spaced placer drilling over a large area of the property conducted in 1996 indicated the presence of placer gold in the alluvial deposits. More extensive and closer spaced placer gold drilling conducted in 2004 confirmed the presence of significant concentrations of placer gold on the claims.

Two independent technical consultants are utilized by the Company for work on the Fish Creek property. Evaluations for alluvial (placer) gold are managed by Jeff Keener of NordWand Enterprize, P.O. Box 82811, Fairbanks, Alaska, 99708, USA. Mr. Keener is a graduate of the University of Alaska, with a B.S. degree in Geology (1991). Mr. Keener is a member of the Alaska Miners Association and has applied for membership with the American Institute of Professional Geologists. From 1986 to the present he has been actively employed in various capacities in the mining industry in numerous locations in Alaska, Nevada, Arizona, and California and is recognized as an expert in the field of placer examination.

For lode gold exploration we utilize Avalon Development Corp. of Fairbanks, Alaska, to conduct any proposed exploration work on the Fish Creek Property.  Mr. Curt Freeman is the President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.  Mr. Freeman is a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978), and a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

Mr. Freeman is a licensed geologist in Alaska (AA#159) and is a member of the American Institute of Professional Geologists (CPG#6901), the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada. From 1980 to the present, he has been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

The following map shows the location of and access to our property.

1 = Ryan Lode (2.4 Million oz)
2 = True North (+2 Million oz)
3 = Dolphin (600,000 oz)
4 = Fort Knox (7.5 Million oz)
5 = Gil (433,000 oz)
To Livengood
Kinross Gold True North Project
Freegold Ventures Golden Summit Project
To Circle
Elliot Highway
Silverado Mines Marshall Dome Block
Univ. of Alaska Twin Buttes
Lockray Mining Bear Creek Block
Chatanika River
2
3
5
4
Linux - Teryl Fish Creek Block
Can - Ex. Resources Eagle Creek Project
Fox
Kinross Gold Fort Knox Project
Range Minerals Ester Dome Project
Kinross Gold Ryan Lode Project
Steese Highway
Chena Hot Springs Road
To Chena Hot Springs
Silverado Mines Ester Project
1
Fairbanks
Parks Highway
Richardson Highway
Tanana River
N
To Anchorage
To Delta Junction
0 6
Miles
Avalon Development Corp. - 2005

Major land blocks and gold resources of the Fairbanks Mining District, Alaska.

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (southeast) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. This program was an orientation survey to test the right limit bench of Fish Creek for a suspected buried placer gold-bearing channel.  Magnetic surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics. A program of additional ground magnetics surveying followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets was recommended for early 2004.

In the 2004 drilling program, samples were collected every five feet. Placer samples were concentrated on-site with a small hydraulic concentrator and panned to extract the visible gold. The placer gold particles were dried and weighed with a precision Haigis balance and retained in glass sample vials. Placer analysis was performed by Mr. Keener, who also is storing the gold samples and concentrate reject in his office located in Fairbanks, Alaska. Bedrock samples were collected in large sample bags and transported to the Kinross rock core storage facility in Fox, Alaska where they were subsequently transferred to Alaska Assay Laboratory for splitting and preparation. Reduced samples were sent to Nevada Assay Laboratory of Reno, Nevada to be analyzed for 69 elements by ICP-MS techniques and for gold by fire assay. The pulps and rejects are being stored by Alaska Assay Laboratory at their facility in Fairbanks, Alaska. Bedrock chip samples, collected every five feet from the two lode holes, are retained in conventional chip trays and are being stored in Mr. Keener’s Fairbanks office.

Curt Freeman, MS, PGeo, Certified Professional Geologist, the author of the technical report, “Summary Report For The Fish Creek Gold Property, Fairbanks Mining District, Alaska” compliant with NI 43-101, dated March 7, 2005, recommended a two phase program as follows:

Infill Reverse Circulation Drilling: Infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004.  Previous experience by Keener and other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of subsequent production. Previous work suggests that drilling to obtain samples with volumes of 0.05 cubic yards each are adequate to estimate the volume and value of the placer gold deposit. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry acceptable mineral resources to be calculated between the two lines of drilling completed in 2004.  A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling.  Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work.  The estimated cost of such work is $50,000. Fieldwork will take about one to two weeks, whereas sample analysis and reporting will take an additional two to four weeks.

Step-out Reverse Circulation Drilling: if results of the phase 1 infill drilling are encouraging, step-out drilling using large diameter reverse circulation methods is warranted on the property to expand on the placer gold mineralization outlined in 2004.  Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up and downstream from the 2004 drill lines.  A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 55 reverse circulation drill holes (8” diameter) for a total of 4,400 feet of drilling.  Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work.  The estimated cost of such work is $150,000. Fieldwork will take about two to three weeks, whereas sample analysis and reporting will take an additional four to six weeks.

In June, 2005, we commenced an auger drilling program near Too Much Gold Creek to collect soil samples from the top of bedrock. An auger track rig was used to drill 36 holes to a maximum depth of 60 feet on lines spaced 500 feet apart where holes were spaced 200 feet apart. No significant mineralization was found in the 2005 soil sampling program. Soil samples were transferred to Alaska Assay Laboratory in Fairbanks, Alaska, for preparation and were analyzed by ICP-MS for 69 elements and fire assay for gold by Reno Assay Laboratory in Reno, Nevada. Pulps and rejects are being stored by Alaska Assay Laboratory at their Fairbanks facility. The total cost for the 2005 soil sampling program was $16,000.

In October 2006, six new geophysical targets were located on the Fish Creek property.  An interpretive report titled “Proposed Drill Sites, Fish Creek Gold Property, Fairbanks Mining District, Alaska.” Fugro Airborne Survey, Inc., under contract to Fairbanks Gold Mining, Inc./Kinross Gold, initiated an HEM Airborne geophysical area and identified six main targets on the Fish Creek property.  The following interpreted targets are based on linear resistivity features inferring regional structural trends. Conductive gradients at depth or along a structure suggest areas of higher fracture density. The high magnetic anomalies with good depth extent are interpreted as intrusives and the linear magnetic highs may be calc-silicates.

Proposed Drill Site 01: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 02: Interpreted Target – Conductive Shear / High Fracture Density
Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density
Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density
Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Together with Teryl Resources Corp., we planned to implement an exploration program during the 2006/7 winter on the Fish Creek gold property. We received permits to conduct exploration drilling to drill up to seven holes (3,500 ft) on geophysical targets identified from the Fugro survey.  However, due to the location of the proposed drill holes (wet, boggy), increased exploration activities in the State of Alaska, and due to the Company being a junior mining company requiring small-scale work competing for equipment with many larger companies, we have had difficulty obtaining equipment to conduct the exploration drilling.  It is our intent to complete the drilling as soon as a drill is available and the weather permits.

In January 2008 we commenced arrangements for a drill program to test several gold geophysical anomalies. This drilling would be conducted as part of the Phase I exploration program recommended in our Technical Report on the Fish Creek Property, dated March 7, 2005, prepared under National Instrument 43-101.  The drill program proposes to RVC drill approximately 2,000 feet, during this exploration season. The cost to complete this phase of work is estimated to be approximately US$200,000.

There currently are no resources or reserves on the Fish Creek property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the drill hole density of the 2004 placer drilling campaign at Fish Creek was not sufficient to allow estimation of CIM compatible resources or reserves.

Additional work on the Fish Creek property will be based on results from the previous drilling programs.  Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

Granite Mountain Property, Seward Peninsula, Alaska

The following is a summary of information on our Granite Mountain property.  For detailed information please see the “Technical Report GM06 43-101 – Geologic Report on the Granite Mountain Project, Koyuk Mining District, Candle B-5 and C-5 Quadrangles, West-central

Alaska” prepared for Linux Gold Corp. by David D. Adams, P.Geo., dated March 20, 2007, (the “Granite Mountain Report”) filed on SEDAR on February 7, 2008.

PROPERTY SUMMARY AND DESCRIPTION

The Property consists of 276 State of Alaska MTRSC quarter-section mining claims (160acres each), within seven contiguous claim blocks, recorded in the Cape Nome Recording District. The claims were staked during two campaigns: 136 claims were staked in March 2005, and an additional 140 claims were staked in August 2006. These claims cover approximately 179sqkm (approximately 44,160acres). The Property is located in western Alaska, at the east edge of the Seward Peninsula, approximately 240km (150mi) east-northeast of Nome, and approximately 640 km (400 mi) west of Fairbanks, Alaska (Figure 1). All of these claims are 100 % owned by the Company and are in good standing.

Mineral rights in this part of Alaska are administered by the State of Alaska Department of Natural Resources. Annual mining claim rents vary according to claim size and age and are due and payable by November 30th of each year. The total annual claim rent paid for 2008 was $32,800 for 328 claims  (2007 - $13,600).  The total annual labor commitment is $110,400 (i.e., $400 per 160acre claim x 276 claims); an Annual Labor Affidavit for the 2006-2007 assessment year was filed on November 27, 2007. Annual amounts spent in excess of this commitment may be banked forward for up to four years into the future as per current regulations regarding Alaska State mining claims. The work completed in 2005 and 2006 is sufficient to bank forward and cover annual labor commitments at least  through the 2007-2008 assessment year.   As at November 27, 2007 a balance of $212,600 has been carried forward.  All of the claims comprising the Property are in good standing.

All State of Alaska mining claims are subject to a production royalty of 3% of net income from a mining operation beginning 3.5 years following commencement of commercial production. There currently are no unusual social, political or environmental encumbrances to mining on the project. No known mineral closures exist within or adjacent to the property. None of the claims covering the Granite Mountain project have been surveyed by a registered land or mineral surveyor and there are no State or Federal laws or regulations requiring such surveying. In 2006 a multi-year APMA permit was obtained from the Alaska Department of Natural Resources Division of Mining to conduct drilling on the property. This permit is reviewed by the Corps of Engineers other governmental agencies before approval. Amendments to this permit, and additional permits, will be required for future ground disturbing exploration activities on the property, including drilling or trenching. Other miscellaneous permits (fuel storage, etc.) may be required from the Arctic Northwest Borough.

Most of the work on the property has focused on four prospects, including the Saddle, Gossan, Gusty and Peace River prospects.

The Saddle prospect is located within the “K” claim block and on the divide between the headwaters of the Kiwalik River and the headwaters of south fork of Quartz Creek. The Gossan prospect is located within the “K” claim block and on the south end of Gossan Ridge, just east of where the Kiwalik River makes a sharp bend to the north. The Gusty prospect is located within the “K” claim block and on the west bank of the upper Kiwalik River, approximately 3.2km north of the Gossan prospect. The Peace River prospect is located within the “PR” claim block and on the north bank of the uppermost Peace River.

Linux Gold Corp.

Granite Mountain Gold-Polymetallic Platinum Project

Granite Mountain Project Areas

R14W
161°30'
R12W
161°00'
To Candle
15 Miles
T4N
Quartz Creek
Kiwalik River
65°30'
65°30'
T1N
T1S
Kiwalik
Claims
2844
Granite
Mtn.
Peace
Claims
Explanation
Aluvium
Basalt flows
Graywacke, Mudstone
Monzonite, Syenite
Andesite
Limestone
Schist
Metal
Anomaly
Fault
Tractor
Trail
Mine
Landing
Strip
Thermal
Spring
Ag, Au,
Cu,Pb,Zn
Mineralization
Precision
Graphics
5 miles
8 kilometers
Peace River
Dime
Claims
Haycock
65°15'
Koyuk River
Dime
Landing
T4S
R15W
161°30'
R15W

Geology, anomalous mineralization and Linux claims in the Granite Mountain area.

Kiwalik claim group
Widespread alteration and mineralization indicate a large-tonnage, igneous-hosted polymetallic deposit may be found. These rocks are prospective for porphyry: Cu, Cu-Au and Sn-Ag deposits, as well as higher-grade stockwork vein and epithermal precious metals deposits.

Peace River claim group
Excellent potential for high-density, stockwork vein: Mo-Cu-U-Au-Ag deposits within intrusive host.

Dime Creek claim group
The Dime Creek placer Au-PGM deposit produced approximately 40,000 ounces of gold and 400 ounces of platinum from 1915 to present by small-scale operations working high-grade pay gravel. Significant placer resources remain in creek and bench placers, while lode sources of precious metals await exploration and discovery.

ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the Property is by fixed-wing aircraft or helicopter. The nearest population center is Nome, Alaska (population approximately 4,000), which lies on the southwest coast of the Seward Peninsula, approximately 240 km (150 mi) west-southwest of the Property. An all weather road extends from Nome to the village of Council, located approximately 130 km (80 mi) west of the property. Koyuk, located approximately 56 km (35 mi) to the south, at the mouth of the Koyuk River, is the nearest village. Buckland, another small village, is located approximately 48 km (30 mi) to the north, on the Buckland River near its mouth.

Several winter trails extend towards the Property from Koyuk, Council and Kiwalik Lagoon. These may be used for winter equipment travel, with appropriate permits from regulatory agencies. There is also a fifty foot easement along the Koyuk River, passing through private lands, and extending from Koyuk to Dime Landing. There is a well-established, ridgeline tractor trail on part of the project, extending from lower Bear Creek to the headwaters of Quartz Creek.

Several airstrips, largely maintained by local miners, provide potential points of access to the Property. There is a 762 m (2,500 ft) airstrip on Bear Creek, near the mouth of Bob Creek, approximately 16 km (10 mi) from the central portion of the Property. This airstrip was the location of the exploration base camp for the 2006 field season.

The Property is characterized by tundra and talus covered hills and ridges with very limited outcrop. Elevations vary from a minimum of 450 ft along the Kiwalik River to a maximum of 2,100 ft just north of Granite Mountain. Valley floors are narrow, and drainages are believed to have been initiated by the most recent alpine glaciation. In some cases drainages appear to be controlled by regional scale fault structures. The climate is semi-arid with short moderate summers and long cold winters, typical of sub-arctic, interior Alaska. The area is typically covered with snow from mid-September until mid- June. The Property is above tree line with little or no vegetation other than typical alpine tundra on the slopes and ridgelines, and minor alder and willows along some stream banks.

GEOLOGIC SETTING

This portion of Alaska, and the Property in general, is comprised largely of Cretaceous volcanic rocks locally intruded by mid to late Cretaceous plutons. Metamorphic rocks become increasingly abundant west of the Property, within the Seward Peninsula proper, and un-metamorphosed sedimentary rocks predominate east of the Property, within the Koyukuk basin on mainland Alaska. Early Cenezoic volcanic rocks are also prevalent in the region, although these are not common within the Property.

The Property lies entirely within an isolated portion of the Koyukuk terrane (KT) which is surrounded by widespread Early Cenezoic basalt fields with no terrane affinity. The property lies less than 5 km east of a major tectonic boundary with the Seward terrane (ST).

DEPOSIT TYPES AND MINERALIZATION

Mineralization on the Property is believed to be plutonic hydrothermal in origin, and related to emplacement of the Granite Mountain pluton (“GMP”), the Quartz Creek pluton (“QCP”), the Peace River stock (“PRS”), and possibly other intrusive bodies at depth. These are mid-Cretaceous-age, zoned, multi-phase intrusions with calc-alkaline cores (quartz monzonite) which grade outward to alkaline/sub-alkaline margins (syenite-monzonite) and intrude lower Cretaceous continental volcanic and volcaniclastic rocks. Mineralization on the Property occurs in several styles which collectively suggest the possibility of multiple episodes of mineralization. Polymetallic (Pb-Zn-Sb-Cu-Mo-Ag-Au) mineralization is hosted within both the felsic plutonic rocks and the adjacent volcanic rocks.

Polymetallic mineralization within the Property occurs at numerous locations on the property and in several distinct styles. Extremely limited outcrop exposures have made it difficult to assess the surface extent of mineralization at these locations. Significant lode and placer occurrences known to date are located on the western portion of the Property, within a broad north-northwest trending mineralization-alteration zone known as the “Kiwalik trend”.  This zone was first recognized as being spatially associated with the QCP and several northwest trending fault structures. Alteration, which defines this zone, includes widespread propylitic alteration of volcanic rocks and local intense quartz-sericite, carbonate, and tourmaline alteration.  Polymetallic mineralization, found on the eastern portion of the Property, associated with the PRS, has a slightly different style and geochemical signature.

EXPLORATION

2005 Exploration

During August 2005 a three-week reconnaissance exploration program was conducted utilizing a five-person crew to complete reconnaissance mapping and rock, soil and stream sediment/pan concentrate sampling. This work was conducted from a camp located on the southwest flank of Granite Mountain, near the Granite Mountain airstrip, which was used for fixed-wing support out of Nome. A Robinson R-44 helicopter was used for some logistical support, and ATVs were used extensively. The crew consisted of Jeff Keener, Diane Minehane, Robert Murray, Peter Williams and Robert Grunditz. A total of 93 rock samples, 115 soil samples, 35 stream sediment samples and 21 pan concentrate samples were collected. Reconnaissance grab rock sampling was completed on several previously known prospects and new occurrences discovered during the program. Soil sampling was completed using shovels to dig shallow pits approximately 1 – 2 ft deep. Reconnaissance soil sampling was completed along several ridgelines, and two soil sample grids were completed. The Gossan soil grid (76 samples) was established using sample and line spacings of 100m. The Peace River soil grid (33 samples) was established using sample spacing of 100m and line spacing of 200m. Stream sediment samples were collected on upper tributaries of the Kiwalik River at spacings of approximately 800m; pan concentrate samples were collected at some of the stream sediment sample sites where hydraulic conditions appeared amenable to heavy mineral accumulation.

2006 Exploration

During August and September 2006, additional work was completed by contractors during a six week field program which included geochemical sampling, geologic mapping, geophysical surveys and exploratory drilling. This program was completed by a 12-person crew based out of a camp located at the airstrip on lower Bear Creek, just north of Bob Creek. The field crew consisted of soil samplers and field assistants, geologists and drillers.  A Hughes 500 helicopter contracted from Last Frontier Helicopters, of Palmer, Alaska, was used to transport the crew to and from the project and to support drilling operations. Bering Air was used for charter fixed-wing support to and from Nome, including supplies and fuel delivery, using either a Caravan or Cessna 207.

2006 Reconnaissance Exploration

Reconnaissance exploration on the Property during 2006 consisted of geologic mapping, rock sampling (58 samples), and grid-based soil sampling (580 samples). Very little time was spent on reconnaissance mapping and rock sampling since drilling was the main emphasis of the program. Rock sampling and geologic mapping was completed at the Saddle prospect, at the Peace River prospect, and at several other locations along the south fork of Quartz Creek and elsewhere on the property. Soil sampling (148 samples) was completed on an extension of the previously established “Gossan grid”, on the newly established “Gusty grid” (166 samples), and on the newly established “Saddle grid” (288 samples). All three grids utilized sample and line spacings of 100m. Soil sampling was completed using a Tanaka power auger equipped with a 3.5 ft flight and specialized bit designed for soil sampling.

2006 Exploratory Drilling

Exploratory drilling commenced on the Property during 2006. This drilling consisted of diamond core drilling of 2,971 ft (905.6m) in 4 drill holes at three prospects, including the Saddle, Gossan and Gusty prospects. One drill hole (KW06-03) was completed on the Saddle prospect to a depth of 499ft (152.1m). Two drill holes (KW06-1 and KW06-04) were completed on the Gossan prospect to depths of 880ft (268.2m) and 825ft (251.5m). One drill hole (KW06-02) was completed on the Gusty prospect to a depth of 767ft (233.8m).

2006 Geophysical Surveys

Three ground magnetometer survey lines were completed on the Property in 2006, including one line on the Saddle prospect and two lines on the Gusty prospect.

DRILLING

Drilling during 2006 consisted of diamond core drilling of 905.6m (2,971ft) in four drill holes at the Gossan, Gusty and Saddle prospects. Core recovery and rock quality data for the 2006 drilling program verifies the very poor ground conditions, particularly at lower elevations. Three drill sections were constructed to interpret the results of the 2006 diamond core drilling. Section A-A’, at the Gossan prospect, shows drill holes KW0601 and KW0604; Section B-B’, at the Gusty prospect, shows drill hole KW0602; and Section C-C’, at the Saddle prospect, shows drill hole KW0603.

Exploration and development activities, require permits from various foreign, federal, state and local governmental authorities. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental  encumbrances to mining on the project. Linux currently holds a valid Hardrock Exploration Permit on the project. Additional permits for future work will be acquired from the Alaska Department of Natural Resources on an as-needed basis.

SAMPLING METHOD AND APPROACH

Approximately 148 rock samples, 663 soil samples, 45 stream sediment samples, and 21 pan concentrate samples have been collected on the Property during 2005-2006, and most of these were collected during 2006. Rock and soil sampling was completed both years, and stream sediment and pan concentrate sampling were completed only during 2005. Sample descriptions were recorded at the sample sites in either a standard field notebook or on pre-printed note cards, and location data was gathered using either a Garmin or Trimble GPS handheld unit. Field notes were scanned and GPS location data were downloaded into the computer at base camp on a regular basis. Location data were plotted in camp using GIS software to determine precise map locations and facilitate field mapping.

Location data and summarized sample descriptions were later incorporated into a master GIS database. Rock Sampling Method: The same rock sampling method was used during both 2005 and 2006. Rock grab samples consisted of 10-30kg of material, and were collected from outcrop when possible, however, due to poor exposure, many of the rock samples represent rubble. All samples were collected in 7.5 x 12 in cotton canvas or olefin sample bags at the sample site, and later in base camp were organized into woven polypropylene bags for transit. Rock sample data was recorded on site on sample cards or in standard field books, including lithology, alteration and mineralization.

2005 Soil Sampling Method: Soil samples collected during 2005 were obtained by using a pick and shovel to dig a hole approximately 1–2ft deep and collecting soil from of the C-horizon. This material was screened on-site using a -8 mesh stainless steel sieve to obtain an approximately 1 kg sample, which was placed into a Hubco Sentry sand bag, which was then placed in a sealed ziplock plastic bag. Rock chips were collected from the oversize material and kept for later inspection. The pits were then reclaimed to their natural state, and the sampling tools were wiped clean to prevent contamination of subsequent samples. Soil sample data included notes on location, soil stratigraphy and rock chip lithology.

2006 Soil Sampling Method: Soil sampling during 2006 was completed using a Tanaka power auger equipped with a 3.5ft flight and specialized bit designed for soil sampling. Above the break in slope and on the ridges sampling conditions were relatively good, with each site requiring only 1–2 attempts to obtain sufficient sample material, and average depths ranging from 2–3ft. The sampling conditions were poor in the Kiwalik River valley below the break in slope, with each site requiring 4–8 attempts to locate sufficient sample material, due to abundant organics and poorly developed soils. These sites also experienced extremely wet ground conditions, causing additional problems due to the samples washing off of the flight before extraction from the drill hole. Grid-based soil sampling during 2005 and 2006 utilized 100m sample and line spacings, and ridge-line traverses utilized approximately 200m spacings or random selected locations. Soil sample data included notes on location, soil stratigraphy and rock chip lithology.

Stream Sediment Sampling Method: Stream sediment sampling on the Granite Mountain property during 2005 was conducted on first order streams on approximately one quarter mile spacing. The samples were obtained using an aluminum scoop to collect material from the active channels of streams where silt was observed. The samples were wet-screened on-site using -20 mesh and –100 mesh stainless steel sieve screens placed over a bucket. The slurry was allowed to stand approximately 30 minutes, the water decanted, and the silt sample carefully retrieved from the bucket and placed into a Hubco Sentry sand bag. The sand bags were then placed into a sealed ziplock plastic bag. In some locations where silt was unavailable, moss was collected. Silt material was extracted from the moss by shaking and rinsing over a bucket, and then recovered as described previously. Stream sediment sample notes included width and depth of the active channel and relative proportions of different size material in the sample.

Pan Concentrate Sampling Method: Pan concentrate samples were collected during 2005 on the Granite Mountain property at stream sediment sample sites on 2nd and 3rd order streams, where sand and gravel existed in the stream bed. Coarse material was dug from a depth of approximately 2ft in the stream bed, typically a gravel or point bar. A 16 inch plastic gold pan was heaped with coarse material and panned down to a smaller volume of material which was washed into a 10 inch gold pan. The process was repeated a total of 3 times before the accumulated material in the 10 inch gold pan was panned down to remove light minerals and form a heavy mineral concentrate, which was then retrieved and bagged by the same methods described above for stream sediment samples. Any fine placer gold particles present in the final pan were counted and removed from the sample before bagging.

Core Sampling Method: All core from the 2006 program was logged at the Bear Creek base camp by DLM. The core sample intervals were indicated by wooden blocks placed at the end of the sample interval and labeled with the sample number. Digital photographs of the core boxes were taken and archived. Drill samples were obtained by splitting the core in the field using a Haley hydraulic-driven diamond saw powered by a Honda gasoline engine. One half of the core was used for the sample and the other half was put in its original position in the original core box. The split core is currently being stored at MI’s facility in Fox, Alaska.

SAMPLE PREPARATION, ANALYSES AND SECURITY

All geochemical samples from both the 2005 and 2006 field programs were prepared by Acme Analytical Laboratories. The samples were placed in double, woven polypropylene shipping sacks, secured with wire ties, and shipped by charter air service from the Granite Mountain project base camp to Nome, and thence from Nome to Fairbanks by Frontier Flying Service. Chain of custody was then transferred to MI, who transported the samples by truck to their facility in Fox, Alaska where they were stored temporarily in a locked garage until the chain of custody was transferred to a courier for Alaska Assay Labs. Alaska Assay Labs did all sample prep for 2005-2006. MI’s personnel sorted the samples and prepared the lab submittal forms.

While in MI’s possession, the sample bags and shipping bags were inspected for integrity and found to be in good condition.

The entirety of each rock sample was crushed to 70% passing 2 millimeter (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh). Samples were analyzed for Au by fire assay by American Assay, in Reno, Nevada (2005), and by Alaska Assay Laboratories, in Fairbanks, Alaska (2006). All rock samples were analyzed for Au using standard 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. Then the samples were analyzed for a suite of elements by using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. The 2005 samples were analyzed for a suite of 49 elements by ALS Chemex. The 2006 samples were analyzed for a suite of 40 elements by Acme Analytical Laboratories. Analytical results in both digital and paper copy format were sent to LGC and MI immediately on completion of the analyses, and certificated copies of those results followed thereafter. All rejects are being stored by Alaska Assay Labs; 2005 pulps are being retained by MI, and 2006 pulps are currently in possession of Alaska Assay Labs.

DATA VERIFICATION

A total of 81 standards and 98 blanks were used during the 2006 field program to verify the quality of the analytical results. For the soil samples, one standard and one blank were inserted into the sample stream on a 3 pair per 100 sample basis. Three standards and one blank were distributed randomly in the rock samples. For the drill samples, Alaska Assay Laboratories inserted one standard and one high blank into the sample stream on a 1 pair per 18 sample basis. These standards included one high standard (approximately 1,010ppb) and one low standard (approximately 415ppb). Additional standards, including one high standard (approximately 200ppb Au) and one low standard (approximately 90ppb Au) were inserted into the drill sample stream by LGC, on a 3 pair per 100 sample basis. Blanks were also inserted at the beginning and end of each drill hole. Commercially prepared gold standards were used. Blank samples consisted of basalt from the Browns Hill Quarry near Fairbanks. This material is ideal because of its hardness, which helps scour the crusher plates and grinders, and because of its consistent chemical signature which is void of gold and other elements typically used as gold pathfinders. Examination of the assay results for standards and blanks indicates no unusual or spurious sample results.

RECOMMENDATIONS

The Granite Mountain Report’s author proposes that further exploration on the Property be conducted in two phases. These phases include a surface exploration program (Phase 1, estimated $504,064 CAN$), and, contingent on encouraging results, a follow-up exploration drilling program (Phase 2, estimated 325,238 CAN$). The total estimated cost of the proposed programs is $829,302 (CAN$).  The Phase 1 program consists of surface exploration which includes rock sampling and geologic mapping of the known prospects, grid base auger drilling, soil sampling, trenching and rock chip sampling, airborne geophysical survey and additional ground geophysical surveys.  Phase 2 consists of conducting a 6 hole diamond drill program of 3,600 ft (1,097 meters) to test several known mineralized areas and newly discovered drill targets from the Phase 1 surface exploration program.

We plan to commence work pursuant to the recommendations in the Phase 1 surface exploration program upon receipt of required permits and raising sufficient capital.

TY Gold Property, Bralorne Mining District, British Columbia

In May 2003 we acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property.  During fiscal 2004, we staked three additional mineral claims representing a further 35 units, giving us a total of 56 units. The vendor will retain a 2% net smelter return interest. We may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

The TY and ORO properties are located adjacent to one another in the Bralorne area.  The TY property is roughly 6 miles east of Goldbridge, British Columbia.  Access to the property from either Goldbridge (10 km west) or Lillooet (96 km east) is readily gained by way of a gravel highway, which runs along the north side of Carpenter Lake.  Since the property is situated close to the coast of British Columbia and lies between 640 and 1040 meters altitude, it has reasonably long, warm summers and short, crisp winters.

The Alpha zone is situated in a 20 meter wide shear zone in massive green and purple volcanics.  It strikes N80E and dips vertically.   The Beta zone is not explored over its full width due to bedrock depths at both ends of the backhoe trenches being beyond the digging range of a backhoe.  The zone strikes NE/SW and dips 30° - 50° NW.  It is bounded on the hanging wall by a 3 – 5 cm wide, rusty shear which shows well developed  slickensides and graphite (the footwall side was not exposed because the bedrock surface slopes off too steeply and is beyond digging range).

The Beta zone may have a hanging wall and footwall vein – as is typical of gold systems in the Bridge River area and many other vein gold districts.  This would explain the presence of two intersections in some of the holes.  The geology of the zone is not yet understood, as rotary drill cuttings are not as informative as drill core.

Previous drilling completed on the TY Gold Property on the Beta zone encountered values up to 5 feet of 5.86 oz/ton silver and 1.129 oz/ton gold.  In August 2003, we completed a phase I drill program.  Four diamond drill holes of approximately 200 feet each in length were drilled in the Beta Gold zone to confirm the high-grade results of drilling in 1987.  All four holes drilled encountered extensive stockwork zones and listwanite alteration, favourable geology for hosting Bralorne-type gold deposits. The core was split and assayed for gold and silver. Soil sampling was done to ascertain the strike length and surface extent of the Beta zone.

In September 2003, we continued the second phase of drilling on the TY Gold property to confirm high-grade results encountered by previous drilling on the property.  Diamond drilling results from Holes 3TD-1 through 6 provided mixed gold values, though generally low-grade with slightly elevated lead/zinc values over minor intervals. The highest gold value seen (1.48 g/t – hole 3TD 1:84’-89’) occurred within a highly stockworked, altered volcanic breccia.

While favorable gold indicators such as listwanite alteration, abundant stockworking and arsenopyrite mineralization were frequently encountered gold values were somewhat lower than anticipated. The drill program is to be extended for additional holes in an attempt to intercept higher-grade, known mineralization encountered by previous drilling in the 1980’s.

We will continue exploration work on the TY Gold property unless we decide to not continue due to poor results or economic reasons.

There currently are no resources or reserves on the TY property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the previous drilling at TY was not sufficient to allow estimation of CIM compatible resources or reserves.

We do not consider the TY property to be a material property.

ORO Property, Lillooet Mining Division, British Columbia

In April 2003, we acquired a 100% interest in 20 mineral claim units called the ORO property in the Lillooet Mining Division, BC.  In September 2003, we staked an additional mineral claim, representing five (5) additional units, giving us a total of 25 mineral claim units. The vendor will retain a 2% net smelter return interest. We may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

The Ty and ORO properties are located adjacent to one another and roughly 6 miles east of Goldbridge, British Columbia.  Access to the property from either Goldbridge (10 km west) or Lillooet (96 km east) is readily gained by way of a gravel highway, which runs along the north side of Carpenter Lake.  Since the property is situated close to the coast of British Columbia and lies between 640 and 1040 meters altitude, it has reasonably long, warm summers and short, crisp winters.

The Alpha zone is situated in a 20 meter wide shear zone in massive green and purple volcanics.  It strikes N80E and dips vertically.   The Beta zone is not exposed over its full width due to bedrock depths at both ends of the backhoe trenches being beyond the digging range of a backhoe.  The zone strikes NE/SW and dips 30° - 50° NW.  It is bounded on the hanging wall by a 3 – 5 cm wide, rusty shear which shows well developed slikensides and graphite (the footwall side was not exposed because the bedrock surface slopes off too steeply and is beyond digging range).

The Beta zone may have a hanging wall and footwall vein – as is typical of gold systems in the Bridge River area and many other vein gold districts.  This would explain the lower intersection in some of the holes.  The geology of the zone is not yet understood, as rotary drill cuttings are not as informative as drill core.

Several very low frequency electromagnetic conductive zones have been located on the ORO property.  The magnetic survey shows the entire property is underlain with sediments and volcanics, which are important in the placement of gold bearing quartz veins.

We will continue exploration work on the ORO Gold property and will meet the terms of the acquisition agreement unless the Company decides to not continue due to poor results or economic reasons. The President of the Company is the registered owner of the mineral properties. The Company prepared a trust agreement stating that these mineral claims are held in trust on behalf of the Company.

There currently are no resources or reserves on the ORO property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

We do not consider the Oro property to be a material property.

BLN Gold Property, Hebei Province, China

On January 20, 2004, we acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts. We can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of Linux Gold Corp. in four stages and paying $50,000 cash, and expending a total of $500,000 in a three-phase work program.  To date the Company has issued 50,000 shares and paid $10,000.

The Bo Luo Nuo (“BLN”) covers an area of 161km2.  It is connected by road to Beijing (about 4 hours drive).  The elevation of this mountainous area is between 750-900 meters.  The highest point is the peak of Mount Guang Ling which is 1,434 meters high and consists of Mesozoic granite.  The climate is cool continental.  The maximum annual temperature ranges between 35.7°C and -28.3°C.

BLN is located at the northern edge of the Northern China Platform, which is mainly composed of Archean crystallized basement.  The most common rocks in this area are Archean metamorphic rocks including schist, gneiss, granulite, plagioamphibolite, marble, quartzite, and migmatite.  Locally, the outcrops of the Jurassic sedimentary and volcanic rocks can be seen, which include shale, sandstone, basalt and andesite.

Faults and folds are also well developed in the area.  There are three groups of structures in the area. NNE, NNW and EW faults.  The former two are the vital ore-host structures in the area.

The strike  of the mineralization bodies in the north half part of the BLN is different from that of those in the southern part.  The NNW or NW strike of the mineralization bodies in the north appears to have a dip to the NE while the NNE strike of mineralization bodies in the south have a dip to the SE.  This may imply that the gold mineralization bodies are controlled by at least two different groups of faults.

The gold  mineralization can be divided into two types: brown oxidized mineralizations and primary quartz-sulphide mineralization.  The Oxided  mineralization mainly consist of gold, quartz, hematite and limonite.  Primary mineralization mineral assemblage is mainly gold, quartz cubic pyrite, galena, sphalerite, magnetite, chalcopyrite and chlorite.  There is almost no difference about the mineral assemblage of primary mineralization  in the various mines in the area.

In April, 2004 we announced assay results indicating high grade gold and silver on the Tuo Dao Gou gold zone, one of many  prospects on  the Bo Luo Nuo property in China.  The Tuo Dao Gou gold zone reported 5.5 ounces of gold per ton with 9 ounces of silver by Acme Analytical Laboratories. The Lan Ying has the highest results, with one sample which assayed 11.75 ounces of gold and 5.75 ounces of silver per ton.  The average grade from 15 samples on the Ge Di Gou was 23.36 grams per ton.  The third important zone is the Tuo Dao Gou, which was a gold producer zone with stable higher grade gold.  The average grade from 18 samples was 11.58 grams per ton gold.

A total of 118 samples were collected from 12 different known gold zones for gold and silver and 32 samples were collected from the platinum, palladium  prospect .

The gold zones/veins should be the main targets to follow up in the next exploration program to develop economic high grade gold reserves to feed the 50 ton a day mill.

In October 2004 we received confirmation of approval for exploration for Wang Yuan Mine, with an additional permit for exploration to be submitted on the nearby Lan Ying Mine. The objective of this year’s exploration program was to develop sufficient gold reserves to feed the 50 ton per day mill, which is located on our optioned property.  An exploration program commenced on the Wang Yuan mine to dewater the mine and commence a sampling program on the known gold zone.

In November 2004, the exploration license for the Dong Gou Gold  project was negotiated for this project, with terms and conditions pursuant to the BLN Gold co-operative joint venture agreement.  The Dong Gou Gold  project consists of 5.12 square kilometres. This area has had three small mines operating in the last 14 years, which were mined mainly by hand by the Chinese farmers in the area. One of the past producing mines, the Lan Ying Mine, appears to be the best organized mine in the area. About 90,000 tons of mineralization has been mined out by hand in the past, at rates of 35 tons of ore per day, grading 11 grams (⅓ of an ounce) of gold per tonne.   The exploration goal for this property, together with the adjacent Wang Yuan Gold project, is to develop sufficient economic gold reserves for the 50 ton per day mill, which is on the property. Based on the results of the 22 rock samples, a drilling program was recommended.

To complete the Ginyen Recovery Inc option agreement, we must:

▪

pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater. The Company is currently in Phase 1.

▪

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee. The Company is currently in Phase 1.

▪

incur production expenses, subject to successful results in each phase, of $500,000 as follows:  $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

The term of the license is effective until a production decision is made by the Company.

There currently are no resources or reserves on the BLN property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves

Definitions and Guidelines adopted by CIM Council on August 20, 2000.

The Company currently has no plans to pursue the option agreement or spend any further funds on this property.

We do not consider the BLN gold property to be a material property.

Livengood-Tolovana Mining District Claims, Alaska

In May of 2006, the Company staked 6,400 acres of mineral exploration claims in the Livengood-Tolovana Mining District, Alaska. Linux Gold Corp is 100% owner of the claims.  The claims are strategically placed to capture key target areas for gold mineralization based upon new data issued by the state Geological Survey. Exploration will focus toward collecting large volume samples in search of low-grade, high tonnage deposits with locally high-grade gold concentrations, characteristic of the gold-endowed geologic setting.

We do not consider the Livengood-Tolovana property to be a material property.

General and Administrative Expenses

During fiscal 2008, we received $nil in revenues from operations as compared to $nil revenues in 2007.

Administrative expenses in 2008 totaled $1,963,211 as compared to $2,542,594 in 2007. Interest Expense of $1,041,913 is due to the convertible debenture entered into in May of 2006 and which was fully paid off in December of 2007. Consulting and subcontract expenses decreased to $210,313 in 2008 from $541,438 in 2007 mainly due to decreased exploration. Travel expenses decreased to $262,766 in 2008 from $445,132 in 2007 due to decreased participation in trade shows. Office, rent and telephone expenses decreased to $35,406 in 2008 from $110,824 in 2007 due to sharing of these expenses with other related companies.

Mining Exploration Costs decreased to $170,663 in 2008 compared to $1,074,870 in 2007. This reflects the decrease of exploration of the Granite Mountain property.

Discontinued Operations

During fiscal 2002, we discontinued the business operations of our wholly owned subsidiary, Linux Wizardry, Inc.

The Company’s financial statements are prepared in conformity with accounting principles generally accepted in the United States. The functional and reporting currency is the Canadian dollar. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue $	Net Loss $	Loss Per Share

February 29, 2008	-	(539,705)	(0.01)
November 30, 2007	-	(524,902)	(0.01)
August 31, 2007	-	(584,978)	(0.01)
May 31, 2007	-	(610,706)	(0.01)
February 28, 2007	-	(1,387,508)	(0.02)
November 30, 2006	-	(858,204)	(0.01)
August 31, 2006	-	(1,182,932)	(0.02)
May 31, 2006	-	(470,226)	-
February 28, 2006	-	(235,249)	-
November 30, 2005	-	(191,493)	-

Liquidity and Capital Resources

Subsequent to the year end, on March 27, 2008 the Company completed a private placement and issued 500,000 units at $0.20 per unit for proceeds of US$100,000.  Each unit consists of one share of common stock and one share purchase warrant.  Each warrant shall entitle the holder to purchase one additional share of common stock at US$0.25 for one year from the date of issue.

On May 31, 2007 a private placement was completed and 2,825,000 units, consisting of one share of restricted common stock of Linux Gold Corp. and one ½ warrant, exercisable at either $0.25 in the first year of $0.30 in the second year were issued. Gross proceeds of US$565,000 were raised.

The Company issued 212,500 common shares for total proceeds of US$21,250 pursuant to the exercise of stock options during the year ended February 29, 2008.

The Company issued 430,000 common shares for total proceeds of US$102,500 pursuant to the exercise of warrants during the year ended February 29, 2008.

As at February 29, 2008, the Company had working capital deficit of $219,213 as compared to a working capital deficit of $651,053 at February 28, 2007.

The Company will need to keep obtaining financing to continue its ongoing operations. In the past, the Company has derived most of its development and operating capital primarily from the issuance of its common stock.

We have been successful in the past in acquiring capital through the issuance of shares of our common stock and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. The President of the Company has provided his commitment to provide and/or arrange any funds necessary to maintain the ongoing operations and status of a publicly traded company on mutually agreeable. In the event that the President of the Company was not able to raise funds, and no other sources of capital were available to us in the future on a reasonable financial basis, the Company would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Related Party Transactions

For the year ended February 29, 2008, the Company incurred management fees of $30,000 (2007 - $30,000) to a company controlled by the spouse of the President of the Company.

For the year ended February 29, 2008, we incurred director’s fees of $12,000 (2007 - $12,000) for our President and Chairman of the Board.

At February 29, 2008, the Company is indebted to a company controlled by the spouse of the President of the Company in the amount of $31,401 (2007 – ($31,875)), representing unpaid management fees and advances. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

Additional related party disclosures are outlined in Note 6 of the audited annual financial statements for the year ended February 29, 2008.

Additional Disclosure for Venture Issuers Without Significant Revenue

During the year ended February 29, 2008, the Company incurred the following amounts on its mineral property claims:

	February 29, 2008
	Alaska	British Columbia	Total

Acquisition costs:	$ -	$ –	$ -

Exploration and development costs:
Assaying	26,357	–	26,357
Field supplies and other	-	–	-
Staking and recording fees	96,344	–	96,344
Geological consulting	43,999	–	43,999
Transportation	3,963	–	3,963

Incurred during the year	$ 170,663	$ –	$ 170,663

	February 28, 2007
	Alaska	British Columbia	Total

Acquisition costs:	$ –	$ –	$ –

Exploration and development costs:
Assaying	130,544	–	130,544
Field supplies and other	609,856	–	609,856
Staking and recording fees	26,357	–	26,357
Geological consulting	105,655	–	105,655
Transportation	202,458	–	202,458

Incurred during the year	$ 1,074,870	$ –	$ 1,074,870

Outstanding Share Data

The Company’s authorized share capital consists of 200,000,000 Common Shares without par value. Of these, 83,095,226 were issued and outstanding as at February 29, 2008.

A summary of the changes in the Company’s share purchase warrants is presented below:

	February 29, 2008		February 28, 2007
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	12,242,529	US$0.39	4,811,027	US$ 0.20
Granted	8,912,500	US$0.21	7,500,002	US$0.50
Exercised	(430,000)	US$0.31	(52,500)	US$0.25
Forfeited / Expired	(6,912,529)	US$0.23	(16,000)	US$0.08

Balance, end of year	13,812,500	US$0.21	12,242,529	US$0.39

As at February 29, 2008, the following share purchase warrants were outstanding:

	Exercise	Years Ended
	Price	2008	2007

November 18, 2007	$ 0.25	-	517,250
December 6, 2007	$ 0.18	-	2,777,777
February 21, 2007/February 21, 2008	$ 0.25/$ 0.30	-	1,447,500
May 8, 2011	$ 0.20	9,275,000	3,750,000
June 28, 2011	$ 0.20	3,125,000	1,250,000
June 1, 2008/June 1, 2009	$ 0.25/$ 0.30	1,412,500

		13,812,500	12,242,529

A summary of the Company’s stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price

Outstanding at March 1, 2007	3,720,000	US$ 0.22

Granted	300,000	US$ 0.22
Exercised	(212,500)	US$ 0.10
Cancelled	(250,000)	US$ 0.20
Forfeited	(295,000)	US$ 0.10

Outstanding at February 29, 2008	3,262,500	US$ 0.23

Subsequent Events

On March 27, 2008, the Company completed a private placement and issued 500,000 units at US$0.20 per unit for proceeds of US$100,000.  Each unit consists on one share of common stock and one share purchase warrant.  Each warrant shall entitle the holder to purchase one additional share of common stock at US$0.25 for one year from the date of issue.

On April 4, 2008 the Board of Directors approved that the Company issue up to 5,000,000 units at a price of US $0.15 per unit to raise US $750,000.  Each unit consists of one share of common stock and one purchase warrant.  Each purchase warrant shall entitle the holder to purchase one additional share of common stock at a price of US $0.20 for a period of one year.

Restatement

During the 2007 fiscal year, the Company had incorrectly recorded stock-based compensation expense for stock options as if they had vested in full upon granting. The terms of certain stock options granted during the 2007 fiscal year provide for vesting based upon a graduated schedule, as described in Note 10. Accordingly, the Company has retroactively corrected the amount of stock-based compensation recognized during the 2007 fiscal year to correspond to the vesting terms, resulting in a $327,687 decrease in net loss.

The effect of this correction on the balance sheet as at February 28, 2007, and the statement of operations for the year ended February 28, 2007 is as follows:

Consolidated Balance Sheet:

	February 28, 2007 As Reported	Adjustment	February 28, 2007 As Restated

Common stock	$ 12,401,724	$ (327,687)	$ 12,074,037

Deficit	$ 5,461,082	$ (327,687)	$ 5,133,395

Consolidated Statement of Operations:

	For the Year Ended February 28, 2007 As Reported	Adjustment	For the Year Ended February 28, 2007 As Restated

Consulting and subcontract expense	$ 869,125	$ (327,687)	$ 541,438

Net Loss for the Period	$ 3,898,870	$ (327,687)	$ 3,571,183

Loss per share – basic and diluted	$ (0.06)		$ (0.05)

Cease Trade Order

On December 3, 2007 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Linux Gold Corp. citing a failure to file a technical report and non-compliant disclosure. The commission staff found that the technical report filed on SEDAR on February 22, 2006 was not prepared by a qualified person. The commission staff also found that our disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. On December 31, 2007, Linux Gold Corp. submitted to the BCSC a technical report dated as of March 20, 2007 which had not yet been filed on SEDAR and a revised offering memorandum.

On February 8, 2008, the BCSC review of the revised documents was completed and a Revocation Order was issued.   Linux Gold Corp. immediately filed the documents on SEDAR to comply with the requirements to rectify the continuous disclosure deficiencies.

Controls and Procedures

The Company’s management has evaluated the effectiveness of Linux Corp.’s disclosure controls and procedures and has concluded that such disclosure controls and procedures are effective for the year ending February 29, 2008. No changes were made in internal controls over financial reporting during the year ended February 29, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Caution on Forward-Looking Statements

This Management Discussion and Analysis may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Linux, and changes in how they are interpreted and enforced,  delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com